Exhibit 99.1

TEN, Ltd. 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

June 30, 2022

TEN, LTD. REPORTS PROFITS FOR THE FIRST QUARTER 2022 AND

COMMON DIVIDEND DISTRIBUTION

Over 200% increase in Net Income

$150 million in revenues – Solid Balance Sheet

$500 million of continued dividend payments – Reduced bank debt

$1.0 billion in minimum contracted revenues

Strong market fundamentals for product, gas and crude vessels

June 30, 2022 – TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the quarter ended March 31, 2022.

Q1 2022 SUMMARY RESULTS

In the first quarter of 2022, and after six vessels going through dry-docking for survey or upgrade purposes, TEN generated $150 million in gross revenues and $9.6 million in operating income, the latter more than four times higher than the one in the 2021 first quarter. A net income of $5.5 million was achieved, approximately a $10 million improvement from the first quarter of 2021, as several of the spot vessels begun to enjoy significantly higher rates since global oil demand rebounded after two years of pandemic lockdowns.

Fleet utilization amounted to a healthy 93.3% irrespective of the aforementioned dry-dockings.

The average daily TCE increased to $19,730, signifying a potential exit from the challenging markets of the recent past and Adjusted EBITDA exceeded $42 million, resulting in a $5 million increase when compared to the 2021 first quarter.

Interest and finance costs were half to those incurred in the 2021 first quarter due to a reduction of about $44 million of bank debt in this first quarter and bunker hedge gains. In the first quarter of 2022, cash reserves increased to $143 million.

Operating expenses remained under control despite the various inflationary pressures the world has been facing coming out of the pandemic.

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General and administrative expenses together with management fees were similar to those of the prior year first quarter.

Depreciation fell by $2.2 million, while amortization of deferred dry-dock costs marginally increased due to the heavy dry-docking schedule over the past two years, resulting in a depreciation and amortization decrease of $1.7 million.

RECENT EVENTS AND OTHER

The Company’s fleet renewal program was on schedule regardless of the obstacles imposed by the Covid-19 pandemic with the timely construction and charter of the LNG Tenergy and the DP2 shuttle tanker Porto, from South Korean yards. These are followed by four dual-fuel LNG powered aframax tankers expected to be delivered within the next 24 months.

In addition to the above, in June 2022 the Company acquired a 2020-built scrubber-fitted South Korean-built VLCC from a major oil concern with expected delivery in September 2022.

Through the above acquisitions, orders and deliveries, Company’s presence in the high-end LNG, Shuttle Tanker, VLCC and Dual-Fuel green technology vessels is further enhanced to take advantage of the strong rebound in market fundamentals.

In May 2022, the Company sold to third party interests, the 2006-built LR2 aframax tanker Proteas and realized $7.1 million in free cash after the repayment of the associated debt.

DIVIDEND POLICY – COMMON SHARES

As previously announced, a dividend of $0.10 per common share will be paid on July 20, 2022, to holders of record as of July 14, 2022. This brings the total dividends paid since the NYSE listing in 2002 to about $500 million.

During the first quarter of 2022, the Company issued, through its ATM program, 3,603,697 common shares and 8,292 preferred shares generating $28.8 million.

CORPORATE STRATEGY The first part of 2022 has been a rollercoaster ride starting with the easing of Covid restrictions and the return to some form of normality, then followed by the unprecedented invasion of the Ukraine and its huge financial and emotional side-effects.

In this turbulent global environment, TEN, with 30 years of operating track record having gone through similar magnitude crises in the past, has maintained its steady course. Not only it has been profitable, but it has continued its uninterrupted growth strategy with the delivery of the LNG “Tenergy”, a state-of-the-art vessel, the M/T “Porto”, the newest and most advanced DP2 Shuttle Tanker in the world and soon to be followed by the delivery of our next Hyundai-built VLCC M/T “Zeus”.

Further on, the Company’s green ship initiative has been launched with the first delivery of a dual-fuel LNG powered aframax tanker scheduled for the third quarter of 2023.

TEN remains committed and at the forefront of structural, technical and environmental changes that our industry is facing, similar to actions taken in the early 90s following the US-led OPA90 legislation. To this effect, management is closely monitoring studies of vessel hull and combustion designs through TEN’s Operational, Safety and Environment Committee and in close co-operation with our top clients.

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As TEN has proved over the recent past, fleet renewal remains high on its agenda with a number of first-generation vessels potentially becoming candidates for sale. In the meantime, the Company is well positioned to benefit from the expected upturn in tanker rates, which is already evident in the product sector.

The preservation and creation of healthy cash reserves and bank debt reduction will continue to be the principal drivers in fortifying the Company’s balance sheet going forward.

“Management continues to explore and evaluate potentially attractive investments, primarily for vessels meeting all future environmental standards,” Mr. George Saroglou, COO of TEN commented. “TEN’s diversified high-quality model continues to be validated in today’s uncertain environment. With a mixed fleet of crude and product carriers, the Company is well prepared for the expected rebound across all tanker sectors, evident today in the lucrative products and LNG segments, Mr. George Saroglou, COO of TEN concluded.

CONFERENCE CALL Today, Thursday, June 30, 2022 at 10:00 a.m Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond that which is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1844 654 9829 (US Toll Free Dial-In), or +1213 320 2519 (US

International Dial-In). To access the conference call, please reference call ID number

[4028466] or “Tsakos” to the operator

Simultaneous Slides and Audio Webcast:

There will also be a simultaneous live, and then archived, slides webcast of the conference call, available through TEN’s website (www.tenn.gr). The slides webcast will also provide details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr. Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT TEN TEN, founded in 1993 and celebrating this year 29 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 71 double-hull vessels including four dual-fuel LNG powered aframax vessels under construction and a 2020-built scrubber-fitted South Korean-built VLCC to be delivered in the third quarter of 2022, constituting a mix of crude tankers, product tankers and LNG carriers, totaling 8.1 million dwt.

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TEN’s GROWTH PROGRAM

#	Name	Type	Delivery	Status	Employment
1	TENERGY	LNG	2022	Completed	Yes
2	PORTO	DP2 Shuttle	2022	Completed	Yes
3	ZEUS	VLCC-Scrubber	Q3 2022	Completed	TBA
4	TBN	Aframax Dual Fuel	Q3 2023*	Under Construction	Yes
5	TBN	Aframax Dual Fuel	Q4 2023*	Under Construction	Yes
6	TBN	Aframax Dual Fuel	Q4 2023*	Under Construction	Yes
7	TBN	Aframax Dual Fuel	Q4 2023*	Under Construction	Yes

*	Expected delivery as per shipbuilding contracts

ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Company

Tsakos Energy Navigation, Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended
	March 31 (unaudited)
STATEMENT OF OPERATIONS DATA	2022	2021
Voyage revenues	$149,704	$139,013

Voyage expenses	48,202	47,298
Charter hire expense	8,615	6,118
Vessel operating expenses	43,174	41,483
Depreciation and amortization	33,349	35,052
General and administrative expenses	6,795	6,844

Total expenses	140,135	136,795

Operating income	9,569	2,218

Interest and finance costs, net	(3,299)	(7,043)
Interest income	190	127
Other, net	(167)	(113)

Total other expenses, net	(3,276)	(7,029)

Net income (loss)	6,293	(4,811)
Less: Net income attributable to the noncontrolling interest	(773)	(11)

Net income (loss) attributable to Tsakos Energy Navigation Limited	$5,520	$(4,822)

Effect of preferred dividends	(8,673)	(8,095)
Deemed dividend on partially redeemed Series G convertible preferred shares	—	(1,714)

Net loss attributable to common stockholders of Tsakos Energy Navigation Limited, basic and diluted	$(3,153)	$(14,631)

Loss per share, basic and diluted	$(0.12)	$(0.80)

Weighted average number of common shares, basic and diluted	25,571,750	18,203,282

BALANCE SHEET DATA	March 31	December 31
	2022	2021
Cash	142,966	127,197
Other assets	290,475	260,024
Vessels, net	2,546,538	2,402,958
Advances for vessels under construction	70,398	104,635

Total assets	$3,050,377	$2,894,814

Debt, net of deferred finance costs	1,503,933	1,373,187
Other liabilities	212,674	229,836
Stockholders’ equity	1,333,770	1,291,791

Total liabilities and stockholders’ equity	$3,050,377	$2,894,814

		Three months ended
OTHER FINANCIAL DATA		March 31
		2022	2021
Net cash provided by operating activities		$24,284	$12,425
Net cash used in investing activities		$(158,197)	$(19,988)
Net cash provided by (used in) financing activities		$149,682	$(37,309)
TCE per ship per day		$19,730	$18,121
Operating expenses per ship per day		$7,745	$7,426
Vessel overhead costs per ship per day		$1,146	$1,152

		8,891	8,578
FLEET DATA
Average number of vessels during period		65.9	66.0
Number of vessels at end of period		66.0	66.0
Average age of fleet at end of period	Years	10.3	9.5
Dwt at end of period (in thousands)		7,302	7,277
Time charter employment—fixed rate	Days	2,026	1,967
Time charter and pool employment—variable rate	Days	1,798	1,080
Period employment coa at market rates	Days	90	106
Spot voyage employment at market rates	Days	1,617	2,287

Total operating days		5,531	5,440
Total available days		5,929	5,940
Utilization		93.3%	91.6%

Non-GAAP Measures

Reconciliation of Net income (loss) to Adjusted EBITDA

	Three months ended
	March 31
	2022	2021
Net income (loss) attributable to Tsakos Energy Navigation Limited	$5,520	$(4,822)
Depreciation and amortization	33,349	35,052
Interest Expense	3,299	7,043

Adjusted EBITDA	$42,168	$37,273

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i) TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 204 days lost for the first quarter of 2022 as a result of calculating revenue on a loading to discharge basis, compared to 180 days lost for the first quarter of 2021.

(ii) Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii) Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv) Adjusted EBITDA. See above for reconciliation to net income (loss).

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.